UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         METROPOLIS REALTY HOLDINGS LLC
                         ------------------------------
                                (Name of Issuer)

                         Limited Liability Company Units
                         -------------------------------
                         (Title of Class of Securities)

                                    591728100
                                    ---------
                                 (CUSIP Number)

                               Louis Vitali, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      APOLLO REAL ESTATE INVESTMENT FUND, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,936,060
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,936,060
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,936,060
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.95%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      APOLLO REAL ESTATE ADVISORS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,936,060
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,936,060
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,936,060
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.95%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

                                                             Page 4 of 11 Pages


     This Statement on Schedule 13D relates to limited liability company units ("Units"), of Metropolis Realty Holdings LLC (the "Issuer"). This Statement is being filed to report that, pursuant to a Merger Agreement (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the Units reported herein upon the conversion of the shares of Class A Common Stock, par value $10.00 per share ("Metropolis Realty Trust Common Stock"), of Metropolis Realty Trust, Inc. ("Metropolis Realty Trust") formerly beneficially owned by the Reporting Persons.

Item 1. Security and Issuer.

     This Statement relates to the Units. The address of the principal executive offices of the Issuer is c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 2. Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i)    Apollo Real Estate Investment Fund, L.P. ("AREIF"); and

      ii)   Apollo Real Estate Advisors, L.P. ("AREA").

     This statement relates to Units held for the account of AREIF.

     AREIF is a Delaware limited partnership principally engaged in the business of investment in real estate-related interests. AREA is the managing general partner of AREIF and is a Delaware limited partnership. AREA is principally engaged in the business of serving as managing general partner of AREIF. The general partner of AREA is Apollo Real Estate Management, Inc., a Delaware corporation ("AREMI"). AREMI serves as the general partner of AREA and manages its day-to-day operations. The Reporting Persons, AREMI, and their respective affiliates disclaim beneficial ownership of all Units of the Issuer in excess of their respective pecuniary interests, if any, and this statement shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for any purpose. The address of the principal offices of AREIF, AREA and AREMI is Two Manhattanville Road, Purchase, New York 10577. Current information concerning the identity and background of the directors and officers of AREMI is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons nor AREMI, nor any of the persons or entities referred to in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Each natural person listed in Annex A is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

                                                             Page 5 of 11 Pages


     Pursuant to the Merger Agreement, each share of Metropolis Realty Trust Common Stock formerly beneficially owned by the Reporting Persons was converted into one Unit.

     The Units held for the account of AREIF may be held through margin or similar accounts which extend margin credit as and when required, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in such accounts, including the Units, may be pledged from time to time in the ordinary course as collateral security for the repayment of debit balances in the respective accounts. No such activity is expected to have any effect on the beneficial ownership of the Units.

Item 4. Purpose of Transaction.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     Certain officers and related persons of the Reporting Persons, William L. Mack, Lee S. Neibart, John R.S. Jacobsson and Bruce H. Spector, also serve on the Board of Managers of the Issuer. In addition, Mr. Mack serves as Chairman of the Board of the Issuer, Mr. Neibart serves as President of the Issuer and Mr. Jacobsson serves as Vice President and Secretary of the Issuer. In such capacities, Messrs. Mack, Neibart, Jacobsson and Spector may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each such person, however, including Messrs. Leon D. Black and John J. Hannan, who, along with Mr. Mack, serve as principal executive officers and directors of AREMI, expressly disclaims beneficial ownership of all securities held by the Reporting Persons.

     All of the Units reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons or any of their affiliates are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this
Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

                                                             Page 6 of 11 Pages


     (a) Each of AREIF and AREA may be deemed to be the beneficial owner of 4,936,060 Units (approximately 37.95% of the total number of Units outstanding) held for the account of AREIF.

     (b) Each of AREIF and AREA may be deemed to have shared power to direct the voting and disposition of the 4,936,060 Units held for the account of AREIF.

     (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Units since July 19, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) (i) The partners of AREIF have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of AREIF in accordance with their partnership interests in AREIF.

         (ii) The partners of AREA have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of AREA in accordance with their partnership interests in AREA.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Metropolis Realty Trust, the Issuer and Metropolis Realty Lower Tier LLC, a wholly-owned limited liability company subsidiary of the Issuer ("Lower Tier"), entered into an Agreement and Plan of Merger, dated as of May 22, 2002 (the "Merger Agreement") (a copy of which is incorporated by reference hereto as Exhibit B and incorporated herein by reference in response to this Item 6). Pursuant to the Merger Agreement, Lower Tier merged with and into Metropolis Realty Trust (the "Merger") with Metropolis Realty Trust as the surviving entity in the Merger. Also pursuant to the Merger Agreement, shares of Metropolis Realty Trust Common Stock, including the shares beneficially owned by the Reporting Persons, were converted into Units of the Issuer. As a result, the Reporting Persons acquired beneficial ownership of 4,936,060 Units in exchange for the 4,936,060 shares of Metropolis Realty Trust Common Stock formerly beneficially owned by the Reporting Persons.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which is incorporated herein by reference.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                                             Page 7 of 11 Pages


Item 7. Material to Filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

                                                             Page 8 of 11 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 17, 2002         APOLLO REAL ESTATE INVESTMENT FUND, L.P.

                                 By: Apollo Real Estate Advisors, L.P.
                                      Its General Partner

                                 By: Apollo Real Estate Management, Inc.
                                       Its General Partner

                                     By:/s/ Michael D. Weiner
                                        ----------------------------------------
                                        Name: Michael D. Weiner
                                        Title: Vice President


                                 APOLLO REAL ESTATE ADVISORS, L.P.

                                 By: Apollo Real Estate Management, Inc.
                                      Its General Partner

                                     By:/s/ Michael D. Weiner
                                        ----------------------------------------
                                        Name: Michael D. Weiner
                                        Title: Vice President

                                                             Page 9 of 11 Pages


                                    ANNEX A

     The following sets forth information with respect to the executive officers and directors of AREMI:

     Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of AREMI. The principal occupations of Messrs. Black and Hannan are to act (i) as principals of Apollo Advisors, L.P. and its succcessors (of which they are founding principals), which serve as the general partners of the Apollo investment funds and (ii) as principals, together with Mr. Mack, of Apollo Real Estate Advisors, L.P. ("AREA") and its successors (of which Messrs. Black, Hannan and Mack are founding principals), which serve as the general partners of the Apollo real estate investment funds, including AREIF. Mr. Mack also serves as Chairman of the Board of the Mack Organization, an owner and developer of, and investor in, office and industrial buildings and other commercial properties. The principal business of Apollo Advisors, L.P. and AREA is to provide advice regarding investment in securities and real estate, respectively. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management, Inc., 1301 Avenue of the Americas, New York, New York 10019. Each of Messrs. Black, Hannan and Mack disclaims beneficial ownership of the Units beneficially owned by the Reporting Persons.

                                                            Page 10 of 11 Pages



                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.    Joint Filing Agreement, dated as of September 17, 2002,
      by and between Apollo Real Estate Investment Fund, L.P.
      and Apollo Real Estate Advisors, L.P..........................        11

B.    The Agreement and Plan of Merger, dated as of May 22,
      2002, by and among Metropolis Realty Trust, Inc.,
      Metropolis Realty Holdings LLC, and Metropolis Realty
      Lower Tier LLC(1)

--------
(1) Filed on May 24, 2002 as Exhibit 2.1 to the Issuer's registration statement on Form S-4 (Commission File Number 333-89142).

                                                             Page 11 of 11 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the limited liability company units of Metropolis Realty Holdings LLC, dated as of September 17, 2002, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: September 17, 2002           APOLLO REAL ESTATE INVESTMENT FUND, L.P.

                                   By: Apollo Real Estate Advisors, L.P.
                                        Its General Partner

                                   By: Apollo Real Estate Management, Inc.
                                        Its General Partner

                                       By:/s/ Michael D. Weiner
                                          --------------------------------------
                                          Name: Michael D. Weiner
                                          Title: Vice President


                                   APOLLO REAL ESTATE ADVISORS, L.P.

                                   By: Apollo Real Estate Management, Inc.
                                        Its General Partner

                                       By:/s/ Michael D. Weiner
                                          --------------------------------------
                                          Name: Michael D. Weiner
                                          Title: Vice President